Exhibit 1.02

Semtech Corporation

Conflict Minerals Report

for the Year Ended December 31, 2013

This Conflict Minerals Report of Semtech Corporation (“Semtech”) for calendar year 2013 is filed in accord with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.  Unless the context otherwise requires, “Semtech” “we,” “our” and “us” refers to Semtech Corporation and its consolidated subsidiaries.

In accord with Rule 13p-1, Semtech undertook due diligence to seek to determine whether any conflict minerals, which are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite or their derivatives, which are limited to tantalum, tin, and tungsten (“conflict minerals”) are necessary to the functionality or production of our semiconductor products, and whether or not such conflict minerals components were or were not “DRC conflict free.”

Semtech has determined that conflict minerals are necessary to the functionality and/or production of many of our manufactured products.  Semtech undertook a reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals in its manufactured products.  This RCOI was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and whether any of the conflict minerals may be from recycled or scrap sources.  Semtech also exercised due diligence on the source and chain of custody of the conflict minerals.

This Report is not audited as Rule 13p-1 provides that if a registrant’s products are “DRC conflict undeterminable” in calendar year 2013 or 2014, the registrant’s conflict minerals report is not subject to an independent private sector audit.

Company Overview

Semtech is a global supplier of high performance analog and mixed-signal semiconductor products. We design, develop and market a wide range of products for commercial applications, the majority of which are sold into the enterprise computing, communications, high-end consumer and industrial end-markets. Our products are designed into a wide variety of end applications, including base stations, optical networks, datacenters, storage networks and computers and computer peripherals.  Our products are also designed into wireless local area network communication infrastructure equipment, smartphones and other handheld products, set-top boxes, digital televisions, broadcast studio equipment, automated meter reading, military and aerospace, medical, security systems, automotive, industrial and home automation, video security and surveillance and other industrial equipment. The end-customers for our products are primarily original equipment manufacturers that produce and sell electronics.

Product Overview

Semtech’s product lines are classified in the following categories: Signal Integrity Products, Protection, Power Management and High Reliability Products, and Wireless, Sensing and Timing Products.  The majority of our products contain various metals, including conflict minerals, which originate in mines around the world.

Signal Integrity Products. We design, develop and market a comprehensive portfolio of integrated circuits (“ICs”) for optical transceivers, backplane applications and consumer high-speed interfaces ranges from 100Mbps to 100Gbps, which are used in a wide variety of enterprise computing, industrial, communications and high-end consumer applications. We also market a portfolio of proprietary advanced wired communication, ultra-high speed Serializer/Deserializer ICs for long-haul optical transport communication. These ICs perform transmission functions used in high-speed networks at 40Gbps and 100Gbps.

Protection, Power and High Reliability Products. We design, develop and market high performance protection devices, which are often referred to as transient voltage suppressors (“TVS”). TVS devices provide protection for electronic systems where voltage spikes (called transients), such as electrostatic discharge or secondary lightning surge energy that can permanently damage sensitive complementary metal—oxide—semiconductor ICs. Our portfolio includes filter and termination devices that are integrated with the TVS devices. Our protection products can be found in a broad range of applications including smart phones, LCD TVs, set-top boxes, tablet computers, notebooks, base stations, routers, and industrial instruments.

We design, develop and market power management products that control, alter, regulate and condition the power supplies within electronic systems. The highest volume product types within the power management product line are switching voltage regulators, combination switching and linear regulators, smart regulators and charge pumps. Our power management products feature highly-integrated devices for the telecom industry and low-power, small form factor and high-efficiency products for mobile phones, notebook computers, computer peripherals and other portable devices. The primary application for these products is power regulation for computer, communications, high-end consumer and industrial systems. Our high-reliability discrete semiconductor products comprised of rectifiers, assemblies (packaged discrete rectifiers) and other products are typically used to convert alternating currents into direct currents and to protect circuits against very high voltage spikes or high current surges. Our high-reliability products can be found in a broad range of applications including industrial, military, medical, automotive, aerospace and defense systems, including satellite communications.

Wireless, Sensing and Timing Products. We design, develop and market a portfolio of specialized radio frequency products used in a wide variety of industrial, medical and networking applications, and specialized sensing functions used in industrial and consumer applications. We also design, develop and market a portfolio of timing and synchronous products used in packet based communication networks where high-speed, high-performance, timing solutions are required.

Reasonable Country of Origin Inquiry and Due Diligence Process

Semtech as a purchaser is many steps removed from the mining of the conflict minerals that is necessary to the functionality or production of our semiconductor products. We do not purchase raw ore or unrefined conflict minerals, and do no purchasing in the Covered Countries. In order to manage the scope of this task, we relied upon our suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the conflict minerals sourcing information to us per our Conflict Minerals Policy.  We have also implemented a vendor qualification requirement that requires the provision of such information upon engagement of a new vendor.

For this Report, Semtech performed an analysis of our products and product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals. We adopted the standard Conflict Minerals reporting template (“CMRT”) established by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Substainability Initiative (“GeSI”) and launched our conflict minerals due diligence communication survey to these suppliers, who are foundries, turnkey and assembly service providers, and material suppliers.

Semtech designed its due diligence measures to be in conformity, in all material respects, with the framework in the Second Edition of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for gold, tin, tantalum and tungsten (“OECD Framework”).

Summarized below are the design components of our conflict minerals program as they relate to the five-step framework set forth in the OECD Framework:

1.  Establish strong company management systems:

•                  Adopted a Conflict Minerals Policy which provides that Semtech will seek to ensure, to the extent reasonably practicable in light of existing supply chain validation and auditing capabilities, that the products within our supply chain are not fabricated nor assembled with metals whose origin traces back to any “conflict areas” as identified by the EICC, the GeSI, and the recently enacted Dodd- Frank Wall Street Reform and Consumer Protection Act;

•                  Established a conflict minerals working group to oversee our due diligence process;

•                  Communicated with our direct suppliers and requested that they execute the CMRT; and

•                  Incorporated vendor qualification requirements related to conflict minerals in our standard qualification process so that current and future suppliers are obligated to participate in a supply chain survey and related due diligence activities.

2.  Identify and assess risks in our supply chain:

•                  Identified direct suppliers that supply products to Semtech that may contain conflict minerals;

•                  Conducted a supply-chain survey with direct suppliers using the CMRT to identify the smelters and refiners who contribute refined conflict minerals to Semtech products;

•                  Compared the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter and refiner facilities which have received a “conflict free” designation (such as EICC/GeSI Conflict Free Smelter Program’s (“CFSP”) lists for tantalum, tin, tungsten and gold) by participating in an independent third party smelter audit; and

•                  Reviewed other information provided by direct suppliers with respect to their investigations regarding smelters and refiners within their supply chain.

3.  Design and implement a strategy to respond to identified risks:

•                  Followed up with direct suppliers that did not respond to the survey or that provided incomplete responses.

4.  Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing:

Semtech does not have a direct relationship with conflict minerals smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with conflict minerals.  However, we do rely upon third parties, including the CFSP, to coordinate and conduct third-party audits of these facilities.  We rely upon the published results of these third-party audits to validate the responsible sourcing practices of the smelters and other processing facilities in our supply chain.

5.  Report on supply chain due diligence:

In addition to this report which discloses our supply chain due diligence, further information about our supply chain due diligence is disclosed in our Conflict Minerals Policy which is posted on our website at www.semtech.com/images/quality/Metals-Procured-from-Conflict-Areas-Policy.pdf

Results of Due Diligence

As a result of Semtech’s due diligence efforts, we have received survey responses to the CMRT from 86.5% of the suppliers surveyed, representing no less than 95% of our manufacturing spend on suppliers that we believe provide components to us, or engage in manufacturing activities for us, that are likely to contain conflict minerals.  In connection with these responses, we have gathered the names of 180 unique smelters and refineries from our supply chain.  Among them, 65 are on the list of smelters and refineries that have received a “conflict free” designation from the CFSP as of May 20, 2014.  The remaining smelters and refineries are included on EICC/GeSI’s CFSP list of known smelters and refineries, but have not undergone or completed an audit to receive a “conflict free” designation.

A large majority of the responses received provided smelter and refinery information at a company or divisional level or were unable to specify the smelters or refineries used for the specific products supplied to Semtech.  Semtech is unable to determine whether any of the conflict minerals reported by its suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refineries are actually in Semtech’s supply chain.

On the basis of the due diligence measures described above, Semtech is unable to determine whether or not various components/materials which contribute to its product lines are entirely “DRC conflict free.” Therefore, all of Semtech’s product lines are considered to be “DRC conflict undeterminable.” Semtech is making this determination because it does not have sufficient information from suppliers or other sources to conclude whether the conflict minerals necessary to the functionality or production of our semiconductor products originated in the Covered Countries and, if so, whether such conflict minerals were from recycled or scrap sources, were “DRC conflict free” or have not been found to be “DRC conflict free.”

Further, on account of this lack of information, Semtech is unable to determine and to describe the facilities used to process conflict minerals necessary to the functionality or production of our semiconductor products or their country of origin. Semtech’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

Risk Mitigation/Future Due Diligence Measures

Semtech will undertake the following steps during the next compliance period to improve the due diligence conducted to further mitigate the risk that its necessary conflict minerals do not benefit armed groups, including:

•                  Increasing the response rate of suppliers’ smelter surveys;

•                  Working with our direct suppliers to provide responses to the surveys at a product level instead of a company or divisional level;

•                  Encouraging our direct suppliers to purchase materials from smelters who have obtained a “conflict free” designation from an industry program such as the CFSP;

•                  Comparing due diligence results to information collected via independent conflict free smelter validation programs in addition to the CSFP as they are established; and

•                  Implementing a plan to monitor and track suppliers, identified as not meeting the requirements set forth in our Conflict Minerals Policy to determine their progress in meeting those requirements.